GOLDCORP

TSX: **G**   NYSE: **GG**

Suite 3400 – 666 Burrard St.
Vancouver, BC, V6C 2X8
Tel: (604) 696-3000
Fax: (604) 696-3001

(All amounts in US$ unless stated otherwise)

GOLDCORP REPORTS FIRST QUARTER 2016 RESULTS

Vancouver, British Columbia, April 27, 2016 – GOLDCORP INC. **(TSX: G, NYSE: GG)** today reported its first quarter 2016 results. Adjusted operating cash flows[1,2] were $330 million, compared to adjusted operating cash flows of $366 million, in the first quarter of 2015. The decrease in adjusted operating cash flows were primarily attributable to lower cash flow from Alumbrera and Pueblo Viejo. Net earnings for the quarter were $80 million, or $0.10 per share, compared to a net loss of $87 million, or $0.11 per share, in the first quarter of 2015.

First Quarter 2016 Highlights

- **Solid first quarter production.** Production[1] of 783,700 ounces at all-in sustaining costs[1,4] ("AISC") of $836 per ounce.

- **Reconfirmed 2016 guidance.** Gold production is expected to be between 2.8 and 3.1 million ounces with total cash costs[1,5] between $500 and $575 per ounce on a by-product basis, and AISC between $850 and $925 per ounce.

- **Advancing organic pipeline.** Hoyle Pond Deep project completed in early April; Peñasquito Pyrite Leach and Musselwhite Materials Handling projects on track for investment decisions around the middle of the year.

- **Further efficiency efforts underway.** Over the next two years, targeting $250 million per year in mine site and corporate efficiencies through the initiative to decentralize the organization, drive ownership and accountability down to the individual mine sites and maximize the net asset value of the existing business.

"We delivered a solid first quarter of production at low all-in sustaining costs" said David Garofalo, President and CEO. "Éléonore and Cerro Negro continued their ramp-up with underground mine development advancing well at both assets. With a focus on NAV per share accretion, we plan to drive further productivity improvements at current operations and to leverage our existing mining camps by advancing low capital intensity, high rate of return internal growth opportunities."

FINANCIAL RESULTS REVIEW

(millions except where noted)	Three Months ended March 31	
	2016	**2015**
Gold production[1] (ounces)	783,700	724,800
Gold sales[1] (ounces)	799,400	827,500
Adjusted operating cash flows[1,2]	$330	$366
Free cash flow[1,3]	($101)	($321)
Net earnings (loss)	$80	($87)
Net earnings (loss) per share	$0.10	($0.11)
AISC[1,4] (per ounce)	$836	$885
By-product cash costs[1,5] (per ounce)	$557	$585

Net earnings of $80 million, or $0.10 per share, in the first quarter of 2016 were affected by the following non-cash or non-recurring items that are not reflective of the performance of the underlying operations:

(millions except where noted)	Pre-tax	After-tax	Per share ($/share)
Positive deferred tax effects of foreign exchange on tax assets and liabilities and losses	$-	($40)	($0.05)
Unrealized foreign exchange loss on Argentine peso denominated Value Added Tax receivable from construction	$17	$17	$0.02
Restructuring costs	$23	$16	$0.02

AISC for the first quarter of 2016 were $836 per ounce, compared to $885 per ounce in the first quarter of 2015. The lower AISC was primarily a result of lower production costs from favorable foreign exchange impacts at the Canadian, Mexican and Argentine operations. Total cash costs on a by-product basis for the first quarter of 2016 were $557 per ounce compared to $585 per ounce for the first quarter of 2015.

LIQUIDITY REVIEW

While the Company generated negative free cash flow of $101 million in the first quarter of 2016, compared to negative $321 million in 2015, we are expected to be substantially free cash flow positive for 2016. Similar to 2015, first quarter free cash flow was impacted by a working capital increase, which is expected to reverse over the balance of the year. The improvement in the first quarter of 2016 as compared to 2015 was due to lower capital expenditures with the completion of the construction of Éléonore and Cerro Negro mines.

As of March 31, 2016, the Company had total liquidity of approximately $3.2 billion, including $0.5 billion in cash, cash equivalents and money market investments and $2.7 billion in available credit lines. The drawdown on the revolving credit facility was as a result of timing of working capital changes for Mexican tax payments and receipt of metal concentrate sale proceeds.

OPERATIONS REVIEW

The Company today reconfirmed 2016 production guidance between 2.8 and 3.1 million ounces despite expected lower second quarter production of approximately 15% compared to the first quarter. During the second quarter, gold production will be negatively impacted by planned lower grade mining sequences in most mines and a 10-day mill shutdown for preventative maintenance at Peñasquito.

The Company is also on track to meet its operating and capital cost guidance. AISC is expected to be between $850 to $925 per ounce, higher costs are expected in the second quarter compared to the first quarter as a result of higher sustaining capital and lower gold production. The third and fourth quarter will see AISC normalize as compared to the second quarter as a result of increasing gold production.

Growth capital during 2016 is expected to be approximately $100 million to advance the organic growth projects through their various study phases.

2016 Guidance

	Guidance
Gold production (million ounces)	2.8 to 3.1
AISC (per gold ounce)	$850 to $925
By-product cash costs (per gold ounce)	$500 to $575
Sustaining capital expenditures (millions)	$700 to $800
Exploration expenditures (millions)	$135
Corporate administration* (millions)	$150
Depreciation and depletion (per gold ounce)	$390 to $420
Effective tax rate[6]	40% to 45%

*excludes share based compensation expense of $68 million.

Peñasquito, Mexico (100%-owned)

First quarter gold production totaled 124,700 ounces at an AISC of $1,004 per ounce. Production declined compared to the first quarter of 2015 with mining taking place in a lower grade portion of the pit. The lower grades will persist through the year and a 10-day maintenance shutdown is scheduled in the second quarter. Construction of the Northern Well Field project continued to progress during the quarter and is on track to be completed in late-2016.

Cerro Negro, Argentina (100%-owned)

First quarter gold production totaled 115,400 ounces at an AISC of $503 per ounce. Increased production compared to the first quarter of 2015 was a result of higher grades, recoveries and a reduction of in-circuit inventory. As ore stockpiles were depleted at the end of 2015, the ramp-up is now focused on the underground development and mining at Eureka and Mariana Central, with an average mill and mine throughput of 3,500 tonnes per day expected during 2016. Exploration during the first quarter was focused on resource expansion from surface drilling. A life of mine study is underway that is focused on developing an optimal mine design, development execution plan and production schedule which yields the best value for the Cerro Negro operations. The short-term plan is to enable ore production from Marianas Norte in 2017 to add to the current production from the Marianas Central and Eureka underground mines. The study is expected to be completed by the end of 2016.

The new Argentine government has made positive changes since taking office in December 2015, including the removal of import restrictions and certain taxes, which have contributed to improvements in the economics of the mine.

Pueblo Viejo, Dominican Republic (40%-owned)

First quarter gold production totaled 114,300 ounces at an AISC of $443 per ounce. Production increased compared to the first quarter of 2015 as a result of higher plant throughput and grade. The higher plant throughput in the first quarter of 2016 was due to higher autoclave availability. Temporary air compressors for the oxygen plant were used during the quarter to enable full capacity. The repairs to the first two electric motors has been completed and the third electric motor is undergoing preventative maintenance and is nearing completion.

Éléonore, Quebec (100%-owned)

First quarter gold production totaled 66,700 ounces at an AISC of $965 per ounce. Gold production increased as a result of the continued ramp-up in mine development with four horizons compared to two horizons in the first quarter of 2015. Recovery improvements were the result of optimization of the sulphide circuit and an average recovery of 91% was achieved in March. Work on the production shaft continued and is on track to be operational by the end of 2016, which will increase efficiencies and reduce operating costs.

Red Lake, Ontario (100%-owned)

First quarter gold production totaled 78,800 ounces at an AISC of $842 per ounce. Mining efficiencies and operating costs are improving following the progress on conversion to bulk mining. However, these improvements were offset by lower grades due to lower tonnes mined from the High Grade Zone ("HGZ") as expected, resulting in lower production compared to the first quarter of 2015. During the first quarter, exploration focused on infill and expansion drilling of the HGZ, Upper R Zone and Party Wall area.

Porcupine, Ontario (100%-owned)

First quarter gold production totaled 74,200 ounces at an AISC of $837 per ounce. Production increased over the first quarter of 2015 as a result of higher tonnage processed and the draw down of in-circuit inventory. The Hoyle Deep project, which is an internal winze in the Hoyle Pond operation, focused on commissioning of the new hoist, shaft and material handling systems. Full commissioning and hand over to the operations team was completed in April 2016. This project is expected to contribute to significant efficiency and productivity improvements in the movement of materials and people at the Hoyle Pond underground operation.

Musselwhite, Ontario (100%-owned)

First quarter gold production totaled 67,700 gold ounces at an AISC of $553 per ounce. Gold production increased compared to the first quarter of 2015 as a result of higher grades and higher mill throughput. Mill throughput increased from improvements in mine sequencing which resulted in an increase in stope availability and tonnes mined. Higher grades were realized as planned. Exploration in the first quarter focused on reserve replacement, resource definition and testing the near surface potential of the West Limb mineralization.

ORGANIC PROJECT PIPELINE REVIEW

Peñasquito District

The pre-feasibility study for the Pyrite Leach Project ("PLP") continued to advance during the quarter with a capital cost estimate of approximately $417 million. This estimate continues to be refined and following an investment decision mid-year final capital costs, recoveries and a production schedule will be provided. If approved, the PLP is expected to be in production in the first quarter of 2019.

At Camino Rojo (100%-owned), located approximately 50 kilometres from Peñasquito, the pre-feasibility study on the oxide resource continues to advance and is on track to be completed by the fourth quarter of 2016.

Musselwhite Materials Handling

The feasibility study for the Materials Handling System continued during the quarter and is on track to be completed by mid-2016. The project will enable hoisting of ore through an underground winze and associated infrastructure. This will result in reduced reliance on high-cost truck haulage by shortening the underground hauling distance, leading to improved energy efficiency, reduced mining costs, enhanced production profile and longer mine life.

Borden

The Borden project (100%-owned), located 160 kilometres west of Porcupine, has the potential to further enhance the long-term economics of Porcupine. A pre-feasibility study is underway to determine the optimization of a combined Borden-Porcupine operation and is expected to be completed during the first quarter of 2017. An advanced exploration permit is expected to be received by late 2016. The permit would allow for the construction of a ramp into the deposit and the extraction of a 30,000 tonne bulk sample, providing an underground platform for exploration drilling on a deposit that still remains open at depth and laterally. Exploration is focused on discovery of additional resources along strike from the known Borden deposit and evaluation of the large regional land package. Drilling is also testing for high-grade up to one kilometer down-plunge from the current resource limit.

Red Lake

At the HG Young deposit (100%-owned), a high-grade exploration discovery near the Red Lake operation, a concept study is advancing and expected to be completed in the fourth quarter of 2016. Assuming a positive business case from the concept study, a pre-feasibility study is expected to commence in the first half of 2017. Exploration is continuing to focus on the evaluation of underground development options for the core area of the high-grade defined to date.

At Cochenour (100%-owned), the focus during the first quarter was on exploration drilling. Drilling in the core area of the deposit (3990 foot level) continues to increase data density and is improving the understanding of projections and orientations of mineralization. Exploration development has cross-cut the mineralization on a sub-level below the 3990L and preparations are advancing towards development of sills, later in 2016, along the structure on two levels. A rigorous sampling program is being devised that will enable reconciliation with the mined material and validated through the use of a sampling tower.

About Goldcorp

Goldcorp is a global senior gold producer focused on responsible mining practices with safe, low-cost production from a high-quality portfolio of mines.

This release should be read in conjunction with Goldcorp's first quarter 2016 interim consolidated financial statements and Management's Discussion and Analysis ("MD&A") report on the

Company's website, in the "Investor Resources – Reports & Filings" section under "Quarterly Reports".

Conference Call and Webcast

Date: Thursday, April 28, 2016
Time: 10:00 a.m. (PDT)
Webcast: www.goldcorp.com
Dial-in: 1-800-355-4959 (toll-free) or 1-416-340-2216 (outside Canada and the US)
Replay: 1-800-408-3053 (toll-free) or 1-905-694-9451 (outside Canada and the US)
Passcode: 5644646
The conference call replay will be archived on the website until May 29, 2016.

Footnotes

1. The Company has included non-GAAP performance measures on an attributable basis (Goldcorp share) throughout this document. Attributable performance measures include the Company's mining operations and projects and the Company's share from Alumbrera, Pueblo Viejo and Project Corridor subsequent to the formation of the joint venture on November 24, 2015. The inclusion of Project Corridor in the Company's non-GAAP performance measures only impacts the Company's free cash flow metric at this time as it is a development stage project.

2. Adjusted operating cash flows are a non-GAAP performance measure which comprises Goldcorp's share of operating cash flows before working capital changes. Refer to page 31 of the Q1 2016 MD&A for a reconciliation of adjusted operating cash flows to reported net cash provided by operating activities.

3. Free cash flows is a non-GAAP performance measure which the Company believes, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use to evaluate the Company's ability to generate cash flows. Refer to page 31 of the Q1 2016 MD&A for a reconciliation of free cash flows to reported net cash provided by operating activities.

4. All-in sustaining cost is a non-GAAP performance measure that the Company believes more fully defines the total costs associated with producing gold. Refer to pages 29-30 of the Q1 2016 MD&A for a reconciliation of all-in sustaining costs.

5. The Company has included a non-GAAP performance measure - total cash costs: by-product throughout this document. Refer to pages 27-28 of the Q1 2016 MD&A for a reconciliation of total cash costs: by-product to reported production costs.

6. The estimated effective tax rate is on net income exclusive of share-based compensation, the effects of foreign currency translation of deferred tax balances, impacts of foreign exchange fluctuation on tax losses and deductions and balances and other discrete events.

Cautionary Note Regarding Forward Looking Statements

This press release contains "forward-looking statements", within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, or the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under the provisions of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of Mineral Reserves (as defined above) and Mineral Resources (as defined above), the realization of Mineral Reserve estimates, the timing and amount of estimated future production, costs of production, targeted cost reductions, capital expenditures, free cash flow, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will", "occur" or "be achieved" or the negative connotation thereof.

Forward-looking statements are necessarily based upon a number of factors that, if untrue, could cause the actual results, performances or achievements of Goldcorp to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Goldcorp will operate in the future, including the price of gold and other by-product metals, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, gold and other by-product metals price volatility, discrepancies between actual and estimated production, mineral reserves and mineral resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), changes in national and local government legislation, taxation, controls or regulations and/or change in the administration of laws, policies and practices, expropriation or nationalization of property and political or economic developments in Canada, the United States and other jurisdictions in which the Company does or may carry on business in the future, delays, suspension and technical challenges associated with capital projects, higher prices for fuel, steel, power, labour and other consumables, currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although

Goldcorp believes its expectations are based upon reasonable assumptions and has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to international operations including economic and political instability in foreign jurisdictions in which Goldcorp operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; environmental risks; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and other by-product metals; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; risks related to the integration of acquisitions; accidents, labour disputes; delays in obtaining governmental approvals or financing or in the completion of development or construction activities and other risks of the mining industry, as well as those factors discussed in the section entitled "Description of the Business – Risk Factors" in Goldcorp's most recent annual information form available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and, accordingly, are subject to change after such date. Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of the Company's operating environment. Goldcorp does not intend or undertake to publicly update any forward-looking statements that are included in this document, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.

For further information, please contact:
Lynette Gould
Director, Investor Relations
Goldcorp Inc.
Telephone: (604) 695-1446
E-mail: info@goldcorp.com
www.goldcorp.com

SUMMARIZED RESULTS AND FINANCIAL STATEMENTS FOLLOW

SUMMARIZED FINANCIAL RESULTS

(in millions of United States dollars, except per share amounts and where noted)

		Three Months Ended March 31	
Goldcorp's share [1]		**2016**	2015
Revenues		**1,156**	1,270
Gold produced (thousands of ounces)		**784**	725
Gold sold (thousands of ounces)		**799**	827
Silver produced (thousands of ounces)		**7,700**	8,500
Silver sold (thousands of ounces)		**7,900**	10,500
Copper produced (thousands of pounds)		**17,200**	9,200
Copper sold (thousands of pounds)		**19,100**	15,000
Lead produced (thousands of pounds)		**29,000**	36,700
Lead sold (thousands of pounds)		**30,200**	39,500
Zinc produced (thousands of pounds)		**71,100**	82,500
Zinc sold (thousands of pounds)		**73,100**	82,600
Average realized gold price (per ounce)	$	**1,203** $	1,217
Average London spot gold price (per ounce)	$	**1,181** $	1,219
Average realized silver price (per ounce)	$	**13.61** $	15.30
Average London spot silver price (per ounce)	$	**14.83** $	16.72
Average realized copper price (per pound)	$	**2.11** $	2.45
Average London spot copper price (per pound)	$	**2.12** $	2.64
Average realized lead price (per pound)	$	**0.77** $	0.81
Average London spot lead price (per pound)	$	**0.79** $	0.82
Average realized zinc price (per pound)	$	**0.79** $	0.91
Average London spot zinc price (per pound)	$	**0.76** $	0.94
Total cash costs – by-product (per gold ounce)	$	**557** $	585
Total cash costs – co-product (per gold ounce)	$	**604** $	670
All-in sustaining costs (per gold ounce)	$	**836** $	885
All-in costs (per gold ounce)	$	**891** $	1,210
Production Data:			
Peñasquito:	Tonnes of ore mined (thousands)	**10,867**	10,011
	Tonnes of waste removed (thousands)	**35,152**	33,057
	Tonnes of ore milled (thousands)	**9,233**	9,532
	Average head grade (grams per tonne) – gold	**0.68**	0.81
	Average head grade (grams per tonne) – silver	**22.53**	24.65
	Average head grade (%) – lead	**0.22**	0.27
	Average head grade (%) – zinc	**0.53**	0.61
	Gold produced (thousands of ounces)	**125**	156
	Silver produced (thousands of ounces)	**4,714**	5,095
	Lead produced (thousands of pounds)	**29,000**	36,700
	Zinc produced (thousands of pounds)	**71,100**	82,500
	Total cash costs – by-product (per ounce)	$ **513** $	457
	Total cash costs – co-product (per ounce of gold)	$ **707** $	681
	All-in sustaining costs (per ounce)	$ **1,004** $	702

SUMMARIZED FINANCIAL RESULTS

(in millions of United States dollars, except per share amounts and where noted)

			Three Months Ended March 31	
			2016	2015
Production Data (Cont.):				
Cerro Negro:	Tonnes of ore milled (thousands)		**277**	281
	Average mill head grade (grams per tonne) – gold		**12.59**	11.64
	Average mill head grade (grams per tonne) – silver		**135.30**	207.40
	Gold produced (thousands of ounces)		**115**	93
	Silver produced (thousands of ounces)		**1,156**	1,501
	Total cash costs – by-product (per ounce)	$	**381** $	603
	Total cash costs – co-product (per ounce)	$	**464** $	691
	All-in sustaining costs (per ounce)	$	**503** $	704
Pueblo Viejo (40% share):	Tonnes of ore mined (thousands)		**2,096**	705
	Tonnes of waste removed (thousands)		**2,117**	2,324
	Tonnes of ore processed (thousands)		**764**	744
	Average grade (grams per tonne) – gold		**5.34**	4.30
	Average grade (grams per tonne) – silver		**21.9**	31.5
	Gold produced (thousands of ounces)		**114**	90
	Silver produced (thousands of ounces)		**256**	194
	Copper produced (thousands of pounds)		**600**	—
	Total cash costs – by-product (per gold ounce)	$	**359** $	465
	Total cash costs – co-product (per gold ounce)	$	**386** $	498
	All-in sustaining costs (per gold ounce)	$	**443** $	573
Red Lake:	Tonnes of ore milled (thousands)		**162**	134
	Average mill head grade (grams per tonne)		**16.27**	26.04
	Gold produced (thousands of ounces)		**79**	107
	Total cash costs – by-product (per ounce)	$	**546** $	494
	All-in sustaining costs (per ounce)	$	**842** $	799
Éléonore:	Tonnes of ore milled (thousands)		**387**	265
	Average mill head grade (grams per tonne)		**5.65**	4.63
	Gold produced (thousands of ounces)		**67**	33
	Total cash costs – by-product (per ounce)	$	**804** $	—
	All-in sustaining costs (per ounce)	$	**965** $	—
Porcupine:	Tonnes of ore milled (thousands)		**910**	761
	Average mill head grade (grams per tonne)		**2.63**	2.65
	Gold produced (thousands of ounces)		**74**	56
	Total cash costs – by-product (per ounce)	$	**624** $	874
	All-in sustaining costs (per ounce)	$	**837** $	1,185
Musselwhite:	Tonnes of ore milled (thousands)		**289**	271
	Average mill head grade (grams per tonne)		**7.65**	6.71
	Gold produced (thousands of ounces)		**68**	57
	Total cash costs – by-product (per ounce)	$	**447** $	759
	All-in sustaining costs (per ounce)	$	**553** $	956

SUMMARIZED FINANCIAL RESULTS

(in millions of United States dollars, except per share amounts and where noted)

		Three Months Ended March 31	
		2016	2015
Production Data (Cont.):			
Los Filos:	Tonnes of ore mined (thousands)	**3,997**	4,506
	Tonnes of waste removed (thousands)	**5,695**	11,487
	Tonnes of ore processed (thousands)	**3,948**	4,475
	Average grade processed (grams per tonne)	**0.90**	0.58
	Gold produced (thousands of ounces)	**81**	61
	Total cash costs – by-product (per ounce)	$ **763** $	891
	All-in sustaining costs (per ounce)	$ **839** $	1,164
Marlin:	Tonnes of ore milled (thousands)	**293**	346
	Average mill head grade (grams per tonne) – gold	**3.84**	4.24
	Average mill head grade (grams per tonne) – silver	**171**	172
	Gold produced (thousands of ounces)	**35**	45
	Silver produced (thousands of ounces)	**1,542**	1,730
	Total cash costs – by-product (per ounce)	$ **728** $	435
	Total cash costs – co-product (per ounce)	$ **858** $	685
	All-in sustaining costs (per ounce)	$ **940** $	1,011
Alumbrera (37.5% share):	Tonnes of ore mined (thousands)	**2,937**	3,616
	Tonnes of waste removed (thousands)	**2,773**	3,232
	Tonnes of ore milled (thousands)	**3,192**	3,221
	Average mill head grade (grams per tonne) – gold	**0.35**	0.24
	Average mill head grade (%) – copper	**0.28**	0.19
	Gold produced (thousands of ounces)	**26**	16
	Copper produced (thousands of pounds)	**16,600**	9,200
	Total cash costs – by-product (per gold ounce)	$ **1,036** $	751
	Total cash costs – co-product (per gold ounce)	$ **876** $	814
	All-in sustaining costs (per gold ounce)	$ **1,115** $	971
Financial Data (including discontinued operations):			
Cash flows from operating activities		$ **59** $	58
Adjusted operating cash flows (Goldcorp's share) [2]		$ **330** $	366
Free cash flows		$ **(101)**$	(321)
Net earnings (loss)		$ **80** $	(87)
Net earnings (loss) per share – basic		$ **0.10** $	(0.11)
Weighted average shares outstanding (000's)		**830,977**	816,909

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)
(In millions of United States dollars, except for per share amounts – Unaudited)

		Three Months Ended March 31		
		2016		2015
Revenues	$	**944**	$	1,017
Mine operating costs				
Production costs		**(528)**		(620)
Depreciation and depletion		**(271)**		(322)
		(799)		(942)
Earnings from mine operations		**145**		75
Exploration and evaluation costs		**(10)**		(14)
Share of net earnings of associates and joint venture		**36**		35
Corporate administration		**(57)**		(55)
Restructuring costs		**(23)**		—
Earnings from operations, associates and joint venture		**91**		41
Gain (loss) on derivatives, net		**1**		(42)
Finance costs		**(34)**		(27)
Other (expenses) income, net		**(18)**		18
Earnings (loss) from continuing operations before taxes		**40**		(10)
Income tax recovery (expense)		**40**		(129)
Net earnings (loss) from continuing operations		**80**		(139)
Net earnings from discontinued operation		**—**		52
Net earnings (loss)	$	**80**	$	(87)
Net earnings (loss) per share from continuing operations				
Basic	$	**0.10**	$	(0.17)
Diluted		**0.10**		(0.17)
Net earnings (loss) per share				
Basic	$	**0.10**	$	(0.11)
Diluted		**0.10**		(0.11)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(In millions of United States dollars – Unaudited)

	Three Months Ended March 31		
	2016		2015
Net earnings (loss)	$	**80**	$ (87)
Other comprehensive income (loss), net of tax			
Items that may be reclassified subsequently to net earnings (loss):			
Unrealized gains on available-for-sale securities		**19**	1
Reclassification adjustment for impairment losses on available-for-sale securities recognized in net loss		**—**	3
Reclassification adjustment for realized gains on disposition of available-for-sale securities recognized in net earnings (loss)		**(4)**	(1)
Reclassification of cumulative unrealized gains on shares of Probe Mines Ltd. ("Probe") on acquisition		**—**	(3)
		15	—
Items that will not be reclassified to net earnings (loss):			
Remeasurements on defined benefit pension plans		**—**	(2)
Total other comprehensive income (loss), net of tax		**15**	(2)
Total comprehensive income (loss)	$	**95**	$ (89)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of United States dollars – Unaudited)

	Three Months Ended March 31	
	2016	2015
Operating activities		
Net earnings (loss) from continuing operations	$ **80**	$ (139)
Adjustments for:		
Dividends from associates	**—**	3
Reclamation expenditures	**(8)**	(14)
Items not affecting cash:		
Depreciation and depletion	**271**	322
Share of net earnings of associates and joint venture	**(36)**	(35)
Share-based compensation	**26**	15
Unrealized (gains) losses on derivatives, net	**(2)**	26
Revision of estimates and accretion of reclamation and closure cost obligations	**7**	28
Deferred income tax (recovery) expense	**(74)**	75
Other	**1**	(10)
Change in working capital	**(206)**	(220)
Net cash provided by operating activities of continuing operations	**59**	51
Net cash provided by operating activities of discontinued operation	**—**	7
Investing activities		
Acquisition of mining interest, net of cash acquired	**—**	(39)
Expenditures on mining interests	**(173)**	(393)
Interest paid	**(9)**	(30)
Purchases of money market investments and available-for-sale securities, net	**—**	(1)
Other	**(3)**	—
Net cash used in investing activities of continuing operations	**(185)**	(463)
Net cash provided by investing activities of discontinued operation	**—**	100
Financing activities		
Debt repayments	**(2)**	(3)
Credit facility drawdown, net	**250**	300
Finance lease payments	**(1)**	—
Dividends paid to shareholders	**(51)**	(122)
Common shares issued	**2**	13
Other	**1**	—
Net cash provided by financing activities of continuing operations	**199**	188
Effect of exchange rate changes on cash and cash equivalents	**2**	—
Increase (decrease) in cash and cash equivalents	**75**	(117)
Cash and cash equivalents, beginning of the period	**326**	482
Cash and cash equivalents, end of the period	$ **401**	$ 365

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

(In millions of United States dollars – Unaudited)

	At March 31 2016		At December 31 2015
Assets			
Current assets			
Cash and cash equivalents	$	**401**	$ 326
Money market investments		**57**	57
Accounts receivable		**519**	346
Inventories		**447**	469
Income taxes receivable		**36**	67
Other		**60**	66
		1,520	1,331
Mining interests			
Owned by subsidiaries		**17,550**	17,630
Investments in associates and joint venture		**1,882**	1,839
		19,432	19,469
Investments in securities		**73**	51
Deferred income taxes		**39**	50
Inventories		**243**	255
Other		**199**	272
Total assets	$	**21,506**	$ 21,428
Liabilities			
Current liabilities			
Accounts payable and accrued liabilities	$	**560**	$ 680
Debt		**208**	212
Income taxes payable		**56**	104
Other		**51**	53
		875	1,049
Deferred income taxes		**3,665**	3,749
Debt		**2,727**	2,476
Provisions		**801**	775
Finance lease obligations		**266**	267
Income taxes payable		**158**	161
Other		**99**	103
Total liabilities		**8,591**	8,580
Equity			
Shareholders' equity			
Common shares, stock options and restricted share units		**17,627**	17,604
Accumulated other comprehensive income (loss)		**9**	(6)
Deficit		**(4,721)**	(4,750)
		12,915	12,848
Total liabilities and shareholders' equity	$	**21,506**	$ 21,428